Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 1698)

(NYSE Stock Ticker: TME)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of Tencent Music Entertainment Group (the “Company”) announces that the record date for determining the eligibility of the holders of our Class A ordinary shares and Class B ordinary shares, par value US$0.000083 per share (the “Ordinary Shares”), to attend and vote at our forthcoming annual general meeting of shareholders (the “AGM”) will be as of close of business on Tuesday, May 20, 2025 (Hong Kong time) (the “Ordinary Shares Record Date”). In order to be eligible to attend, and vote at, the AGM, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 20, 2025 (Hong Kong time); and with respect to Ordinary Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Monday, May 19, 2025 (Cayman Islands time) due to the time difference between Cayman Islands and Hong Kong. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend and vote at the AGM.

Holders of American Depositary Shares (the “ADSs”) issued by The Bank of New York Mellon, as depositary of the ADSs (the “Depositary”), and representing our Class A ordinary shares, as of close of business on Tuesday, May 20, 2025 (U.S. Eastern Time) (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to directly instruct the Depositary if ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders as to how to vote the Class A ordinary shares represented by such ADSs at the AGM. Upon the timely receipt of a properly completed ADS voting instruction card, the Depositary will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the amount of Class A ordinary shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card. Please be aware that, due to the time difference between Hong Kong and New York, if a holder of ADSs cancels his/her ADSs in exchange for Class A ordinary shares on Tuesday, May 20, 2025 (U.S. Eastern Time), such holder of ADSs will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those Class A ordinary shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to vote at the AGM, if applicable.

Details including the date and location of our AGM will be set out in our notice of AGM to be issued and provided to holders of our Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By Order of the Board

Tencent Music Entertainment Group

Cussion Kar Shun Pang

Executive Chairman

Hong Kong, May 6, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Ms. Min Hu, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Wai Yip Tsang as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.

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